    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

MANAGEMENT’S DISCUSSION AND ANALYSIS
All dollar figures are in United States dollars and tabular dollar amounts are in millions, unless otherwise noted.
For the three and nine months ended September 30, 2024.
The following Management’s Discussion and Analysis (“MD&A”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of New Gold Inc. and its subsidiaries (“New Gold” or the “Company”). This MD&A should be read in conjunction with New Gold’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023, and related notes, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" section at the end of this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. Figures in some tables may not add due to rounding. This MD&A has been prepared as at October 29, 2024. Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.ca.
OUR BUSINESS
New Gold Inc. is an intermediate gold mining company engaged in the development and operation of mineral properties. The assets of the Company, directly or through its subsidiaries, are comprised of the Rainy River Mine in Ontario, Canada (“Rainy River”), and the New Afton Mine in British Columbia, Canada (“New Afton”). New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit www.newgold.com.
EXTERNAL DOCUMENTS
References made in this MD&A to other documents or to information or documents available on a website do not constitute the incorporation by reference into this MD&A of such other documents or such other information or documents available on such website, unless such incorporation by reference is explicit.

ENDNOTES
Note references throughout this MD&A are to endnotes which can be found starting on page 42.
USE OF NON-GAAP FINANCIAL PERFORMANCE METRICS
In this MD&A, we use the following non-GAAP financial performance measures: “Cash costs", "all-in sustaining costs" or "AISC", "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”, "open pit net mining cost per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", "G&A costs per tonne processed", "cash generated from operations before changes in non-cash operating working capital" and "free cash flow". For a detailed description of each non-GAAP financial performance measure used in this MD&A and a detailed reconciliation to the most directly comparable measures under IFRS, please refer to the “Non-GAAP Financial Performance Measures” section of this MD&A starting on page 27. The non-GAAP financial performance measures in this MD&A are intended to provide additional information to investors and do not have any
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

standardized meaning under IFRS as issued by the IASB. These measures may therefore not be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

OPERATING AND FINANCIAL HIGHLIGHTS
OPERATING HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
OPERATING INFORMATION
Gold (ounces):
Produced(2)	78,369	82,986	217,865	241,991
Sold(2)	81,791	79,821	219,565	241,247
Copper (millions of pounds):
Produced(2)	12.6	13.2	39.5	35.5
Sold(2)	11.0	13.0	36.4	32.5
Revenue(9)
Gold ($/ounce)	2,485	1,900	2,297	1,902
Copper ($/pound)	3.98	3.57	3.97	3.65
Average realized price(1)
Gold ($/ounce)	2,507	1,924	2,324	1,926
Copper ($/pound)	4.18	3.78	4.19	3.89
Operating expenses ($/oz gold, co-product)(9)	1,021	982	1,090	1,014
Operating expenses ($/lb copper, co-product)(9)	2.18	2.24	2.33	2.61
Depreciation and depletion ($/oz gold)(9)	715	739	872	699
Cash costs per gold ounce sold (by-product basis)(1)	741	749	783	858
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,195	1,333	1,317	1,418

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

FINANCIAL HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
FINANCIAL INFORMATION
Revenue	252.0	201.3	662.3	587.3
Revenue less cost of goods sold	86.1	35.0	147.6	89.5
Net earnings (loss)	37.9	(2.7)	47.5	(37.1)
Adjusted net earnings(1)	64.3	23.1	94.3	53.1
Cash generated from operations	127.9	100.1	283.2	217.0
Cash generated from operations before changes in non-cash operating working capital(1)	120.0	87.7	283.1	228.5
Sustaining capital(1)	19.8	35.6	77.2	97.5
Growth capital(1)	42.7	35.0	118.6	107.8
Total mining interest capital expenditures	62.5	70.6	195.8	205.3
Total assets	1,983.0	2,252.3	1,983.0	2,252.3
Cash and cash equivalents	132.6	179.4	132.6	179.4
Long-term debt	446.7	395.7	446.7	395.7
Non-current liabilities excluding long-term debt	342.2	758.9	342.2	758.9
SHARE DATA
Net income (loss) per share
Basic ($)	0.05	(0.00)	0.06	(0.05)
Diluted ($)	0.05	(0.00)	0.06	(0.05)
Adjusted net earnings per basic share ($)(1)	0.08	0.03	0.13	0.08
Share price as at September 30 (TSX - Canadian dollars)	3.92	1.25	3.92	1.25
Weighted average outstanding shares (basic) (millions)	790.7	684.5	739.1	683.0
Weighted average outstanding shares (diluted) (millions)	796.1	684.5	744.5	683.0

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

SUSTAINABILITY AND ESG
The Company is committed to responsible mining through implementation of sound environmental, social and governance ("ESG") practices. The Company continues to work on its three sustainability anchors: Environment, Indigenous Rights and Community Engagement. The Company is also continuing to implement and report on the Mining Association of Canada’s Towards Sustainable Mining ("TSM") framework at all of its operating mines. New Gold continues to prioritize the health, safety and well-being of its people through the “Courage to Care” initiative.

Health and Safety
Total recordable injury frequency rate11 ("TRIFR") was 0.53 for the three months ended September 30, 2024. For the nine months ended September 30, 2024 TRIFR was 0.67. In the third quarter of 2024, New Afton surpassed a milestone of 2 million hours Lost Time Injury free ("LTI").

In Q3 2024, an employee operating a piece of equipment in the open pit was fatally injured at the Rainy River Mine. The thoughts of management are with the family, friends and colleagues who have been impacted by this tragic incident.

Environment
Water Management
New Afton successfully commissioned and started twelve evaporators ahead of schedule in April 2024 and have continued to maximize operations to support the pond removal initiative and C-Zone stabilization initiative. Through the use of these evaporators and on-site freshwater reduction initiatives, the New Afton tailings storage facility pond level reduction efforts are on track to achieve 2024 targets. Rainy River's water discharge infrastructure is ready for the upcoming fall season.

Tailings Management
The Rainy River Tailings Management Area ("TMA") annual raise has progressed well in the quarter and is being completed using internal expertise, helping drive efficient capital management. At New Afton, the C-Zone stabilization program remains on track.

Social
Indigenous & Community Relations
The Company recognizes the importance of engaging meaningfully with local and Indigenous communities and recognizes that these communities provide the social license to operate at both New Afton and Rainy River. Community and Indigenous Relations teams engage regularly with interested partners and stakeholders to continue building and fostering relationships centered on trust and acceptance. These teams work with local communities to identify economic development opportunities in the form of employment and contracting opportunities, as well as other areas of support. New Afton, Rainy River, and the Corporate office continue to provide community and social development support through the Community Investment Program. This program focuses on providing financial and in-kind support for initiatives and projects that have sustainable and long-lasting impacts in the communities where New Gold operates.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

CORPORATE DEVELOPMENTS
New Afton's C-Zone Hits Commercial Production
Subsequent to the quarter, C-Zone, New Afton’s fourth block cave, achieved commercial production ahead of schedule with the materials handling system coming online in October and the cave footprint reaching the targeted hydraulic radius for self-cave propagation. Installation of the gyratory crusher and conveyor system was completed ahead of schedule and C-Zone is now set up for high capacity, low-cost, low-emission ore transportation for the life-of-mine. Additionally, construction of the C-Zone cave footprint has reached the targeted 18 draw bells for hydraulic radius. These two milestones are expected to have an immediate positive impact on unit operating costs and ultimately facilitate a ramp-up to previously achieved processing rates of more than 14,500 tonnes per day by 2026.

Rainy River Mined First Development Ore from Underground Main
At Rainy River, first development ore was mined from Underground Main in late September, ahead of schedule. Underground Main (“UG Main”) contains the majority of underground mineral reserves at Rainy River and is expected to be an important source of higher-grade production in the coming years to supplement mill feed from the open pit and the Intrepid underground zone. Mining of first ore follows the completion of the main fresh air raise and in-pit portal in the third quarter. With these important milestones completed, the UG Main project is on track to commence stoping in the first half of 2025 and ramp up to an underground production rate of approximately 5,500 tonnes per day by 2027.

For further detail, please refer to the press release dated October 29, 2024 "New Gold announces commercial production at New Afton's C-Zone and first ore from Rainy River Underground Main Ahead of Schedule".

Continued Growth At New Afton's K-Zone And HW Zone
Following successful exploration results at New Afton's K-Zone earlier this year, exploration drilling in the eastern part of New Afton continues to intersect high-grade copper-gold porphyry mineralization. The results of the exploration program highlight the exploration upside around New Afton which is creating promising opportunities for a new high-grade mining area.

For further detail, please refer to the press release dated September 16, 2024 "New Gold Announces Continued Growth At New Afton's K-Zone And HW Zone".

New Gold Expands Open Pit and Underground Mineralization at Rainy River
Diamond drilling conducted from surface and from underground confirmed the extension of gold mineralization along strike at Rainy River's Intrepid and down-plunge at the ODM East and 17-East zones of UG Main. In addition, diamond drilling from the connection ramp between Intrepid and UG Main led to the intersection of sulphide-bearing gold mineralization above current underground mining cut-off grade and minimum mining width at the Gap Area target.

Completion of the reverse circulation drilling program confirmed the continuity of near-surface gold mineralization at NW-Trend and 280 Zone, including high-grade gold mineralization intersections at NW-Trend, providing potential opportunities for additional open pit mining.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

For further detail, please refer to the press release dated September 11, 2024 "New Gold Expands Open Pit and Underground Mineralization at Rainy River, Demonstrates Strong Support For Mineral Resources Growth".

Board of Directors Appointments
The Company has strengthened the Board of Directors with seasoned appointments. Richard O'Brien has been appointed as Chair of the Board and Christian Milau, Ross Bhappu and Sophie Bergeron as board members. Through their respective backgrounds in strategy and capital markets, technical and financial expertise, operational discipline, and focus on safety, the new Board appointments provides the Company with enhanced professional experience to advance the Company's long-term strategy.

Credit Facility Repayment
During the third quarter of 2024, the Company repaid $50.0 million under the Credit Facility, reducing the outstanding amount to $50.0 million as at September 30, 2024. Subsequent to the quarter, the Company repaid another $20.0 million under the Credit Facility reducing the outstanding amount to $30.0 million.
OUTLOOK 2024
The Company expects the fourth quarter of 2024 to be its strongest quarter of the year, concluding a successful year that has seen New Gold reach its free cash flow inflection point and deliver on key project milestones in pursuit of our objective to target a sustainable production platform of approximately 600,000 gold equivalent ounces per year until at least 2030.

Consolidated gold production is expected to be slightly below the original guidance range with copper production, cash costs, all-in sustaining costs and capital spending all trending in-line with or better than the 2024 consolidated operational outlook.

At New Afton, the B3 cave continues to perform as planned, and C-Zone ore production is ramping up concurrently with construction of the cave footprint. Commercial production from C-Zone and crusher commissioning occurred early in the fourth quarter, two months ahead of schedule.

Rainy River achieved the highest production quarter year-to-date in Q3 however, operations were impacted by a voluntary suspension following a fatality in July, after which open pit production gradually returned to full capacity.

New Afton full-year gold production is expected to be at the top end of the guidance range and Rainy River gold production is expected to be lower than planned, mainly due to less high-grade tonnes on two open pit benches, and our decision to voluntarily suspend operations in July and gradually return to full production.

Considering the performance to date, and after reviewing the open pit ore blocks planned at Rainy River in the fourth quarter, together with the excellent performance at New Afton, we are confident in our updated consolidated production forecast to the end of this year and our previously provided 2025 and 2026 outlook.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Gold production is expected to be in the range of 300,000 to 310,000 ounces (previously 310,000 to 350,000 ounces). New Afton gold production is expected to be at the top end of the guidance range of 60,000 to 70,000 ounces. Rainy River gold production is expected to be in the range of 230,000 to 240,000 ounces (previously 250,000 to 280,000 ounces).

Copper production is expected to be at the mid-point of the guidance range of 50 to 60 million pounds.

Cash costs1 are trending in-line with the mid-point of the guidance range of $725 to $825 per gold ounce sold, on a by-product basis, despite the slightly lower gold production outlook and lower capitalized waste stripping, as a result of lower mining and processing costs, achieved through operational discipline at both operations, and higher by-product revenues from higher copper prices. Overall, the unit mining cost per tonne is lower than plan due to operational efficiency improvements and cost reduction initiatives.

All-in sustaining costs1 are expected to be at the low end of the guidance range of $1,240 to $1,340 per gold ounce sold, on a by-product basis, as a result of strong cash costs and lower sustaining capital spend. Rainy River’s all-in sustaining costs are expected to be at the top end of its guidance range, as lower mining and processing costs offset the lower expected production. All-in sustaining costs at New Afton are expected to be below the low end of its guidance range.

Operating expenses per gold ounce (co-product) are now tracking to the high end or slightly above the top end of the guidance range of $965 to $1,065 per gold ounce sold as a result of lower capitalized waste stripping and slightly lower gold production, which offset the impact of lower mining and processing costs. Operating expenses per copper pound (co-product) are trending in-line with the mid-point of the guidance range of $1.90 to $2.40 per copper pound sold.

Sustaining capital1 is tracking approximately $20 million below the low end of the guidance range of $115 million to $130 million, due to efficient capital management, savings related to execution of the Rainy River tailings dam raise, lower capitalized waste stripping and timing of capital spend at New Afton.

Growth capital1 is tracking to the low end of the guidance range of $175 million to $200 million, due to efficient capital management and early commissioning of the materials handling system at New Afton.

Details of the Company’s 2024 guidance are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.newgold.com/news-events/news.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

KEY PERFORMANCE DRIVERS
There is a range of key performance drivers that are critical to the successful implementation of New Gold’s strategy and the achievement of its goals. The key internal drivers are production volumes and costs. The key external drivers are the market prices of gold and copper as well as foreign exchange rates.
Production Volumes and Costs
For an analysis of the impact of production volumes and costs for the three and nine months ended September 30, 2024 relative to the prior-year period, refer to the “Review of Operating Mines” section of this MD&A.
Commodity Prices
Gold Prices
The price of gold is the single largest factor affecting New Gold’s profitability and operating cash flows. As such, the current and future financial performance of the Company is expected to be closely related to the prevailing price of gold.
For the three months ended September 30, 2024, New Gold's gold revenue per ounce9 and average realized gold price per ounce1 were $2,485 and $2,507, respectively (September 30, 2023 - $1,900 and $1,924 respectively). This compared to the London Bullion Market Association ("LBMA") p.m. average gold price of $2,474 per ounce (September 30, 2023 - $1,928).
For the nine months ended September 30, 2024, New Gold's gold revenue per ounce9 and average realized gold price per ounce1 were $2,297 and $2,324, respectively (September 30, 2023 - $1,902 and $1,926 respectively). This compared to the LBMA p.m. average gold price of $2,296 per ounce (September 30, 2023 - $1,930).
Copper Prices
For the three months ended September 30, 2024, New Gold’s copper revenue per pound9 and average realized copper price per pound1 were $3.98 and $4.18, respectively (September 30, 2023 - $3.57 and $3.78 respectively). This compared to the average London Metals Exchange ("LME") copper price of $4.18 per pound (September 30, 2023 - $3.79).

For the nine months ended September 30, 2024, New Gold’s copper revenue per pound9 and average realized copper price per pound1 were $3.97 and $4.19, respectively (September 30, 2023 - $3.65 and $3.89 respectively). This compared to the average LME copper price of $4.14 per pound (September 30, 2023 - $3.89).

Foreign Exchange Rates

While the Company’s key operations are in Canada, revenue is generated in U.S. dollars. As a result, the Company has foreign currency exposure with respect to costs not denominated in U.S. dollars. New Gold’s operating results and cash flows are influenced by changes in exchange rates against the U.S. dollar. The Company has exposure to the Canadian dollar through New Afton and Rainy River, as well as
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

through corporate administration costs. This risk is partially mitigated by the foreign exchange forward contracts the Company entered into throughout 2024.

The spot Canadian dollar strengthened against the U.S. dollar during the three months ended September 30, 2024 when compared to the prior-year period. The spot Canadian dollar weakened against the U.S. dollar during the nine months ended September 30, 2024 when compared to the prior-year period. The strengthening of the Canadian dollar impacts costs in U.S. dollar terms at the Company’s Canadian operations, as a significant portion of operating and capital costs are denominated in Canadian dollars.
During 2024, the Company entered into foreign exchange forward contracts in order to hedge the Company's spending in Canadian dollars. The Company hedged an average of C$42.0 million dollars per month at an average Canadian dollar to US dollar foreign exchange rate of 1.36 during the first half of 2024, and C$45.0 million dollars per month for the second half of 2024 at an average Canadian dollar to US dollar foreign exchange rate of 1.36.
For an analysis of the impact of foreign exchange fluctuations on operating costs, refer to the relevant sections of this MD&A for Rainy River and New Afton under the heading “Review of Operating Mines”.
Economic Outlook
The LBMA p.m. gold price increased by 13% during the third quarter of 2024, finishing the quarter at $2,630 per gold ounce. Gold prices increased to new record high prices over the third quarter on continued elevated geopolitical risks and as the Federal Reserve reduced policy interest rates for the first time since 2020. Looking forward, continued geopolitical risk, and expectations for looser monetary policy, may provide further support for gold prices.
Prospects for gold are impacted by several structural factors. Mine supply has been plateauing as high-quality deposits become more difficult to find and more expensive to develop and mine. Economic events can have significant effects on the price of gold, through currency rate fluctuations, the relative strength of the U.S. dollar, gold supply and demand, and other macroeconomic factors, such as interest rates and inflation expectations. Management anticipates that the long-term economic environment should provide support for gold and precious metals, and believes the prospects for the business are favourable.
The LME cash copper price increased by 3% during the third quarter of 2024, finishing the quarter at $4.43 per pound. Prices initially fell over the third quarter on continued concerns over China’s economic outlook. However, prices rebounded after the Federal Reserve reduced policy interest rates and as Chinese authorities announced an economic stimulus package to renew economic growth. Over the longer-term, continued growth in the global economy could increase demand for copper and provide support for copper prices.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

FINANCIAL RESULTS
Summary of Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
FINANCIAL RESULTS
Revenues	252.0	201.3	662.3	587.3
Operating expenses	107.6	107.5	323.9	329.6
Depreciation and depletion	58.3	58.8	190.8	168.2
Revenue less cost of goods sold	86.1	35.0	147.6	89.5
Corporate administration	5.5	5.8	16.7	17.9
Share-based payment expenses	8.9	0.6	13.2	2.5
Exploration and business development	5.7	2.2	12.6	7.7
Income from operations	66.0	26.4	105.1	61.4
Finance income	1.7	1.9	5.6	5.6
Finance costs	(2.5)	(3.1)	(7.5)	(10.8)
Other gains and losses
(Loss) gain on foreign exchange	(2.3)	3.2	2.5	0.3
(Loss) gain on disposal of assets	(0.1)	—	(1.3)	(0.3)
(Loss) gain on revaluation of investments	(0.1)	(2.1)	0.8	(4.9)
Unrealized loss on revaluation of non-current derivative financial liabilities	(25.4)	(16.9)	(124.4)	(77.3)
Gain on extinguishment of New Afton free cash flow interest obligation	—	—	42.3	—
Gain (loss) on foreign exchange derivative	1.4	(3.3)	(2.5)	(0.8)
(Loss) gain on fuel hedge swap contracts	(0.5)	(0.2)	0.5	(0.5)
Revaluation of Cerro San Pedro's reclamation and closure cost obligation	—	(0.5)	—	(0.6)
Other	(2.1)	(0.5)	(2.5)	(0.5)
Income (loss) before taxes	36.1	4.9	18.6	(28.4)
Income tax (expense) recovery	1.8	(7.6)	28.9	(8.7)
Net earnings (loss)	37.9	(2.7)	47.5	(37.1)
Adjusted net earnings(1)	64.3	23.1	94.3	53.1

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

During the third quarter, the Company achieved multiple financial milestones through operational discipline and cost control, highlighted by record quarterly free cash flow generation of $57.0 million.
Revenue
For the three months ended September 30, 2024, the Company delivered record quarterly revenues of $252.0. Revenue increased over the prior-year period primarily due to higher metal prices and gold sales volume, partially offset by lower copper sales volumes.
For the nine months ended September 30, 2024, the increase in revenue relative to the prior-year period was primarily due to higher metal prices, partially offset by lower gold sales volumes. A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
Operating expenses
For the three and nine months ended September 30, 2024, operating expenses were in line with the prior year periods.
Depreciation and depletion
For the three months ended September 30, 2024, depreciation and depletion was in-line compared to the prior-year period as the higher depreciable cost basis at Rainy River was offset by the lower depreciable cost basis at New Afton due to the disposition of mineral interest properties as a result of the accounting for the Amending Agreement with Ontario Teachers' Pension Plan ("Ontario Teachers"). For the nine months ended September 30, 2024, depreciation and depletion increased due to a higher depreciable cost basis at Rainy River, partially offset by an inventory write-up at Rainy River.
Revenue less cost of goods sold
For the three and nine months ended September 30, 2024, revenue less costs of goods sold increased when compared to the prior-year periods due to an increase in metal prices. In the nine months ended September 30, 2024 the increase in revenue less cost of goods sold was partially offset by an increase in depreciation.
Corporate administration
For the three and nine months ended September 30, 2024, corporate administration was in-line with the prior-year period.
Share-based payment expenses
For the three and nine months ended September 30, 2024, share-based payment expenses increased when compared with the prior-year periods due to an increase in share price.
Exploration and business development
For the three and nine months ended September 30, 2024, exploration and business development expenses increased when compared to the prior-year period due to increased exploration activity at New Afton and Rainy River.

Finance income
For the three and nine months ended September 30, 2024 finance income was in line with the prior year periods.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Finance costs
For the three and nine months ended September 30, 2024, finance costs decreased when compared to the prior-year periods, as capitalized interest on qualifying capital expenditures at New Afton increased.

Other gains and losses
Foreign exchange
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar when compared to the U.S. dollar in the current period.

Rainy River gold stream obligation
For the three and nine months ended September 30, 2024, the Company recorded an unrealized net loss on the revaluation of the gold stream obligation derivative instrument of $25.4 million and $45.4 million, respectively. The loss was primarily driven by higher metal prices.

New Afton free cash flow interest obligation
In May 2024, the New Afton free cash flow interest obligation was derecognized as a fair value through profit and loss ("FVTPL") liability as the Company entered into an amending agreement ("Amending Agreement") with an affiliate of Ontario Teachers to reduce their cash flow interest from 46% to 19.9%.

In the first half of 2024, the Company recorded an unrealized loss on the revaluation of the New Afton free cash flow interest obligation of $79.0 million, respectively, prior to the derecognition of the fair value through profit and loss ("FVTPL") liability in May 2024. The loss was primarily driven by higher metal prices. The Company recognized a gain of $42.3 million on the extinguishment of the New Afton Free Cash Flow Interest Obligation. Refer to Note 9 of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024.

The Other Gains and Losses listed above are added back for the purposes of calculating adjusted net earnings (loss)1. Adjusted net earnings1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details about adjusted net earnings.
Income tax
The income tax recovery and prior-year income tax expense relates primarily to current and deferred mineral taxes. Income tax recovery for the nine months ended September 30, 2024 was due to the derecognition of a deferred tax liability of $35.1 million associated with the partial disposal of the New Afton mining interest asset arising from the Amending Agreement on the New Afton Free Cash Flow Interest Obligation, partially offset higher British Columbia mining tax.
On an adjusted net earnings1 basis, the adjusted tax expense1 for the three and the nine months ended September 30, 2024, was $0.9 million and $8.9 million, respectively, compared to an adjusted tax expense for the three and nine months ended September 30, 2023 of $2.1 million and $3.1 million, respectively. The adjusted tax expense1 excludes the tax impact of other gains and losses on the unaudited condensed interim consolidated income statement. Adjusted tax expense1 is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details about adjusted tax expense.
Net earnings (loss)
For the three and nine months ended September 30, 2024, there was an increase in net earnings compared to the prior-year periods due to an increase in revenues resulting from higher metal prices. In the nine months ended September 30, 2024 the increase in net earnings was also attributable to a net gain on the derecognition of the New Afton free cash flow obligation.

Adjusted net earnings (loss)1
Net earnings (loss) have been adjusted for Other Gains and Losses on the unaudited condensed interim consolidated income statement. Key elements in Other Gains and Losses are the fair value changes for the gold stream obligation, fair value changes and gain on the disposal of the free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The adjusted entries are also impacted by tax expenses to the extent that the underlying entries are impacted for tax in the unadjusted net earnings. Adjusted net earnings is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Please refer to the "Non-GAAP Financial Performance Measures" section of this MD&A for more details.
For the three and nine months ended September 30, 2024, there was an increase in adjusted net earnings1 compared to the prior-year periods due to higher revenues resulting from higher metal prices, partially off-set by higher depreciation in the nine months ended September 30, 2024.
For further information on the Company’s liquidity and cash flow position, please refer to “Liquidity and Cash Flow” under the "Financial Condition Review" section of this MD&A.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Key Quarterly Operating and Financial Information
Selected financial and operating information for the current and previous quarters is as follows:

(in millions of U.S. dollars, except where noted)	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
OPERATING INFORMATION
Gold production from operations (ounces)(3)	78,369	68,598	70,898	79,187	82,986	76,527	82,477	80,694
Gold sales from operations (ounces)(3)	81,791	67,697	70,077	77,870	79,821	74,219	87,206	78,507
Revenue	252.0	218.2	192.1	199.2	201.3	184.4	201.6	162.8
Net income (loss)	37.9	9.6	(43.5)	(27.4)	(2.7)	(2.6)	(31.8)	(16.9)
Per share:
Basic ($)	0.05	0.07	(0.06)	(0.04)	(0.00)	(0.00)	(0.05)	(0.02)
Diluted ($)	0.05	0.07	(0.06)	(0.04)	(0.00)	(0.00)	(0.05)	(0.02)

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

REVIEW OF OPERATING MINES
Rainy River Mine, Ontario, Canada
Rainy River is a gold mine located in Northwestern Ontario, Canada approximately 50 kilometres northwest of Fort Frances, a town of approximately 8,000 people.
A summary of Rainy River’s operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
OPERATING INFORMATION
Open Pit
Ore mined (thousands of tonnes)	2,242	3,328	5,351	9,710
Operating waste mined (thousands of tonnes)	4,791	4,084	14,604	15,144
Capitalized waste mined (thousands of tonnes)	475	3,764	6,720	8,941
Waste mined (thousands of tonnes)	5,267	7,848	21,324	24,085
Ratio of waste-to-ore	2.35	2.35	3.99	2.47
Underground
Ore Mined (thousands of tonnes)	77	74	207	233
Lateral Development (meters)	1,018	649	3,275	2,371
Ore processed (thousands of tonnes)	2,257	2,328	6,906	6,460
Average gold grade (grams/tonne)	0.95	0.97	0.84	1.01
Gold recovery rate (%)	93	90	92	91
Gold (ounces):
Produced(2)	61,892	64,970	164,908	191,053
Sold(2)	67,228	62,426	169,837	193,846
Gold Revenue ($/ounce)	2,501	1,921	2,323	1,920
Average gold realized price ($/ounce)(1)	2,501	1,921	2,323	1,920
Open pit net mining cost per operating tonne mined(1)	4.76	3.40	4.24	3.39
Processing cost per tonne processed(1)	10.80	11.01	9.99	11.91
G&A cost per tonne processed(1)	4.35	4.11	4.30	4.22
Operating expenses ($/oz gold)(9)	1,089	1,056	1,195	1,074
Depreciation and depletion ($/oz gold)(9)	681	641	809	613
Cash costs per gold ounce sold (by-product basis)(1)	1,028	1,015	1,130	1,032
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,327	1,535	1,582	1,532
FINANCIAL INFORMATION
Revenue	172.2	122.5	405.6	380.3
Revenue less cost of goods sold	53.3	16.5	65.4	53.4
Capital expenditures (sustaining capital)(1)(6)	17.9	28.7	69.5	82.6
Capital expenditures (growth capital)(1)(7)	14.0	3.3	31.8	13.5
Total mining interest capital expenditures	31.9	32.0	101.3	96.1
Cash generated from operations	84.0	54.7	178.4	156.0
Free cash flow(1)	43.8	14.8	53.3	31.4

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Operating results
Production
Gold production2 for the three and nine months ended September 30, 2024 was 61,892 ounces and 164,908 ounces, respectively, a decrease over the prior year periods was primarily due to increased mill feed from low-grade stockpile.

Revenue
Revenue increased in the three and nine months ended September 30, 2024 when compared to the prior periods due to higher average realized gold prices.

Revenue less cost of goods sold
For the three and nine months ended September 30, 2024, revenue less cost of goods sold increased when compared to the prior-year periods, primarily driven by higher revenues.

Operating expenses, depreciation and depletion, all-in sustaining costs, capital expenditures and free cash flow
Operating expenses per gold ounce sold for the three months ended September 30, 2024 was in-line with the prior-year period. Operating expenses per gold ounce sold for the nine months ended September 30, 2024 increased over the prior-year period primarily due to lower sales volumes.

Open pit net mining costs per operating tonne mined1 for the three and nine months ended September 30, 2024, increased over the prior-year periods due to lower tonnes mined.

Processing costs per tonne processed1 for three-months ended September 30, 2024 is in line with the prior-year periods. For the nine months ended September 30, 2024, processing costs are lower due to higher tonnes milled.
Depreciation and depletion per gold ounce sold9 for the three and nine months ended September 30, 2024 increased compared to the prior-year periods due to a higher asset base.
All-in sustaining costs1 per gold ounce sold (by-product basis) for the three months ended September 30, 2024 decreased over the prior-year period due to higher sales volumes and lower sustaining capital spend. All-in sustaining costs per gold ounce sold (by-product basis) for the nine months ended September 30, 2024, increased over the prior-year period due to lower sales volumes, partially offset by lower sustaining capital spend.
Total capital for the three months ended September 30, 2024 is in line with the prior-year period, and higher for the nine months ended September 30, 2024. The increase over the prior-year period is due to higher growth capital1 spend, partially offset by lower sustaining capital1 spend. Sustaining capital1 is primarily related to capitalized waste, capital components, and tailings management. Growth capital1 is related to underground development as the Underground Main and Intrepid zones continue to advance.
Cash generated from operations for the three and nine months ended September 30, 2024 increased when compared to the prior-year periods due to an increase in revenues.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Free cash flow1 for the three and nine months ended September 30 2024 was $43.8 million and $53.3 million (net of stream payments) respectively, an increase compared to the prior-year periods primarily due to an increase in revenue from higher gold prices, partially offset by higher growth capital spend.
Impact of foreign exchange on operations
Rainy River’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2024, the value of the U.S. dollar averaged $1.35 against the Canadian dollar, remaining relatively consistent when compared to the prior-year period.
Project Update
At Rainy River, first development ore was mined from Underground Main in late September, ahead of schedule. Underground Main contains the majority of underground mineral reserves at Rainy River and will be an important source of higher-grade production in the coming years to supplement mill feed from the open pit and the Intrepid underground zone. Mining of first ore follows the completion of the main fresh air raise and in-pit portal in the third quarter. With these important milestones completed, the Underground Main project is on track to commence stoping in the first half of 2025 and ramp up to an underground production rate of approximately 5,500 tonnes per day by 2027.
Exploration Activities
At Rainy River, exploration drilling continues to advance on underground targets. During the third quarter, the Company provided an update on the ongoing Rainy River exploration program (see September 11, 2024 news release), highlighting successful expansion of gold mineralized zones. These results are expected to have a positive impact on Rainy River’s Mineral Resource estimate at year-end 2024 and form the basis of additional exploration opportunities in the coming years. Exploration drilling in the fourth quarter will continue testing the down-dip continuity of existing underground zones while exploring for potential new mining zones.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

New Afton Mine, British Columbia, Canada
The New Afton Mine is located in South-Central British Columbia near Kamloops, a city of approximately 90,000 people. A summary of New Afton's operating results is provided below.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
OPERATING INFORMATION
Ore mined (thousands of tonnes)	881	758	2,779	2,225
Capitalized waste mined (thousands of tonnes)	3	143	13	427
Waste mined (thousands of tonnes)	3	143	13	427
Ore processed (thousands of tonnes)	1,040	806	2,973	2,303
Average grade:
Gold (grams/tonne)	0.57	0.72	0.62	0.69
Copper (%)	0.62	0.80	0.67	0.77
Recovery rate (%):
Gold	86	90	88	89
Copper	88	91	90	91
Gold (ounces):
Produced - New Afton Mine(2)	16,283	17,255	52,241	46,694
Produced - Ore Purchase Agreements(2)(10)	195	761	716	4,243
Produced - Total(2)	16,477	18,016	52,957	50,937
Sold(2)	14,564	17,395	49,728	47,401
Copper (millions of pounds):
Produced(2)	12.6	13.2	39.5	35.5
Sold(2)	11.0	13.0	36.4	32.5
Revenue
Gold ($/ounce)	2,413	1,823	2,208	1,827
Copper ($/pound)	3.98	3.57	3.97	3.65
Average realized price(1):
Gold ($/ounce)	2,536	1,932	2,330	1,948
Copper ($/pound)	4.18	3.78	4.19	3.89
Underground net mining cost per operating tonne mined(1)	15.64	19.30	18.29	22.44
Processing cost per tonne processed(1)	14.97	18.20	16.01	19.08
G&A cost per tonne processed(1)	5.94	6.14	5.69	6.38
Operating expenses ($/oz gold, co-product)(9)	709	718	730	769
Operating expenses ($/lb copper, co-product)(9)	2.18	2.24	2.33	2.61
Depreciation and depletion ($/oz gold)(9)	864	1,077	1,078	1,042
Cash costs per gold ounce sold (by-product basis)(1)	(583)	(206)	(401)	145
Cash costs per gold ounce sold (co-product)(9)	775	786	799	844
Cash costs per copper pound sold (co-product)(9)	2.39	2.46	2.55	2.87
All-in sustaining costs per gold ounce sold(by-product basis)(1)	(408)	223	(195)	502
All-in sustaining costs per gold ounce sold (co-product)(1)	828	915	861	951
All-in sustaining costs per copper pound sold (co-product)(1)	2.55	2.86	2.74	3.23
FINANCIAL INFORMATION:
Revenue	79.8	78.8	256.7	207.0
Revenue less cost of goods sold	32.8	18.5	82.2	36.1
Capital expenditures (sustaining capital)(1)(6)	1.9	6.7	7.7	14.8
Capital expenditures (growth capital)(1)(7)	28.7	31.7	86.8	94.3
Total mining interest capital expenditures	30.6	38.4	94.5	109.1
Cash generated from operations	49.9	43.5	125.6	76.0
Free cash flow(1)	19.3	5.1	30.8	(33.2)

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Operating results
Production
Production2 for gold and copper was 16,477 ounces and 12.6 million pounds respectively for the three months ended September 30, 2024, which decreased over the prior year period due to lower grade and recovery.
Production2 for gold and copper was 52,957 ounces 39.5 million pounds respectively for the nine months ended September 30, 2024, an increase over the prior-year period due to higher tonnes processed, partially offset by lower grade and recovery.
Revenue
For the three and nine months ended September 30, 2024, revenue increased when compared to the prior-year periods due to higher average realized gold and copper prices.

Revenue less cost of goods sold
For the three and nine months ended September 30, 2024, revenue less cost of goods sold increased when compared to the prior-year periods, primarily due to higher revenues.
Operating expenses, depreciation and depletion, cash costs, all-in sustaining costs, capital expenditures and free cash flow.
Operating expenses per gold ounce sold and per copper pound sold for the three-months ended September 30, 2024 decreased over the prior-year period due to lower underground mining cost in the third quarter. Operating expenses per gold ounce sold and per copper pound sold for the nine months ended September 30, 2024, decreased over the prior-year period due to lower underground mining cost and higher gold and copper sales volumes.

Underground net mining costs per operating tonne mined1 for the three and nine months ended September 30, 2024, decreased over the prior-year periods due to an increase in tonnes mined. Underground net mining costs per operating tonne mined continues to trend downward from the first half of 2024 into the third quarter, and will continue to decrease as C-Zone tonnes ramp up.

Processing costs per tonne processed1 for the three and nine months ended September 30, 2024, decreased over the prior-year periods due to higher tonnes processed.

Depreciation and depletion per gold ounce sold9 for the three months ended September 30, 2024 decreased over the prior-year period due to a lower depreciable asset base resulting from the disposition of mineral interest properties as a result of the Amending Agreement with Ontario Teachers. Depreciation and depletion per gold ounce sold for the nine months ended September 30, 2024 was an increase over the prior-year periods due to a higher depreciable asset base.

All-in sustaining costs1 per gold ounce sold (by-product basis) for the third quarter and nine months ended September 30, 2024 decreased over the prior-year periods due to the benefit of higher by-product revenues, lower operating expenses, and lower sustaining capital spend.

Total capital expenditures for the three and nine months ended September 30, 2024 decreased over the prior-year periods, primarily due to lower sustaining and growth capital1 spend. Sustaining capital1
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

primarily related to tailings management and stabilization activities. Growth capital primarily related to the C-Zone underground mine development and cave construction.

Cash generated from operations for the three and nine months ended September 30, 2024 increased when compared to the prior-year periods primarily due to an increase in revenues.

Free cash flow1 for the three and nine months ended September 30, 2024 was $19.3 million and $30.8 million respectively, a significant improvement over the prior-year periods primarily due to higher revenue and lower overall capital spend.
Impact of foreign exchange on operations
New Afton’s operations are impacted by fluctuations in the valuation of the U.S. dollar against the Canadian dollar. For the three months ended September 30, 2024, the value of the U.S. dollar averaged $1.35 against the Canadian dollar, remaining relatively consistent when compared to the prior-year period.

Project Update
Subsequent to September 30, 2024, C-Zone, New Afton’s fourth block cave, has achieved commercial production ahead of schedule with the materials handling system coming online in October and the cave footprint reaching the targeted hydraulic radius for self-cave propagation. Installation of the gyratory crusher and conveyor system was completed ahead of schedule and C-Zone is now set up for high capacity, low-cost, low-emission ore transportation for the life-of-mine. Additionally, construction of the C-Zone cave footprint has reached the targeted 18 draw bells for hydraulic radius. These two milestones are expected to have an immediate positive impact on unit operating costs and ultimately facilitate a ramp-up to previously achieved processing rates of more than 14,500 tonnes per day by 2026.

Exploration Activities
Exploration efforts at New Afton the Company continues to prioritize exploration drilling from the underground drift previously completed in the second quarter. During the third quarter, the Company provided an additional update on the ongoing exploration program at New Afton (see September 16, 2024 news release), highlighting positive exploration results in the eastern part of the mine where high-grade copper-gold porphyry mineralization was intersected. Exploration efforts during the fourth quarter will remain focused on potential near-mine copper-gold zones located above the C-Zone extraction level.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

FINANCIAL CONDITION REVIEW
Balance Sheet Review

	As at September 30	As at December 31
(in millions of U.S. dollars)	2024	2023
BALANCE SHEET INFORMATION
Cash and cash equivalents	132.6	185.5
Other current assets	146.9	166.3
Non-current assets	1,703.5	1,934.2
Total assets	1,983.0	2,286.0

Current liabilities	196.9	229.0
Non-current liabilities excluding long-term debt	342.2	871.8
Long-term debt	446.7	396.0
Total liabilities	985.8	1,496.8
Total equity	997.2	789.2
Total liabilities and equity	1,983.0	2,286.0

Assets
Cash and cash equivalents
Cash and cash equivalents decreased compared to December 31, 2023. During the three months ending September 30, 2024 the Company repaid $50.0 million of its revolving Credit Facility and made a final payment of $42.6 million to Ontario Teachers as part of the minimum cash guarantee terms.
During the second quarter of 2024, the Company completed a common share issuance for net proceeds of $164.6 million, drew down on its revolving Credit Facility by $100.0 million, and completed a partial buy-back of its New Afton's free cash flow interest for $257.5 million (inclusive of $2.5 million in transaction costs).
Other current assets
Other current assets primarily consist of trade and other receivables, inventories, investments, prepaid expenses, and derivative assets. Other current assets decreased relative to December 31, 2023 with a decrease in inventories and prepaid assets.
Non-current assets
Non-current assets primarily consist of mining interests, which include the Company’s mining properties, development projects and property, plant and equipment, as well as non-current inventories. The decrease relative to December 31, 2023 is primarily attributable to a $272.2 million deemed partial disposition of mineral property interests related to accounting for the Amending Agreement with Ontario Teachers for the New Afton free cash flow interest. This decrease was partially offset by a low-grade stockpile net realizable value inventory adjustment at Rainy River, and the Company's investments in New Afton's C-Zone.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Current liabilities
Current liabilities consist primarily of trade and other payables. Current liabilities decreased due to a decrease in trade payables.

Non-current liabilities excluding long-term debt
Non-current liabilities excluding long-term debt consists primarily of reclamation and closure cost obligations, non-current derivative obligations, and deferred tax liabilities.

The Company's non-current derivative obligations include the Rainy River gold stream obligation. The Rainy River gold stream obligation has increased from the prior-year period primarily driven by higher metal prices and partially offset by settlements and an changes in discount rates.
In 2020, New Gold entered into an agreement with Ontario Teachers. Ontario Teachers' acquired a 46% free cash flow interest in the New Afton Mine for upfront cash proceeds of $300.0 million, (the "Original Agreement"). The Original Agreement was designated as FVTPL under the scope of IFRS 9. In May 2024, the New Afton free cash flow interest obligation was derecognized as a FVTPL as the Company entered into an Amending Agreement with Ontario Teachers to reduce their free cash flow interest to 19.9%.
The Company’s asset retirement obligations consist of reclamation and closure costs for Rainy River and New Afton. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing monitoring, and other costs. The long-term discounted portion of the liability increased during the three months ended September 30, 2024 due to a decrease in discount rates applied to the liabilities.
Long-term debt and other financial liabilities containing financial covenants
Long-term debt includes the 2027 Unsecured Notes and the Company's revolving Credit Facility (each as defined below).

Senior Unsecured Notes - due July 15, 2027
As at September 30, 2024, the Company has $400.0 million of senior unsecured notes outstanding that mature and become due and payable on July 15, 2027 (the "2027 Unsecured Notes"). The 2027 Unsecured Notes are denominated in U.S. dollars and bear interest at the rate of 7.50% per annum. Interest is payable in arrears in equal semi-annual installments on January 15 and July 15 of each year.
The 2027 Unsecured Notes are subject to a minimum interest coverage incurrence covenant of earnings before interest, taxes, depreciation, amortization, impairment, and other non-cash adjustments to interest of 2:1. The test is applied on a pro-forma basis prior to the Company incurring additional debt, entering into business combinations or acquiring significant assets, and certain corporate actions. There are no maintenance covenants.
Credit Facility
The Company holds a revolving credit facility (the "Credit Facility") with a maturity date of December 2026 and a borrowing limit of $400.0 million. During the second quarter of 2024, the Company drew $100.0 million under the Credit Facility to partially fund the payment under Amending Agreement with Ontario Teachers. During the third quarter of 2024, the Company repaid $50.0 million under the Credit Facility, reducing the outstanding amount to $50.0 million as at September 30, 2024.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

The Credit Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales, and liens. The Credit Facility contains three covenant tests, all of which are measured on a rolling four-quarter basis at the end of every quarter:
•The minimum interest coverage ratio, being earnings before interest, taxes, depreciation, amortization, exploration, impairment, and other non-cash adjustments (“Adjusted EBITDA”) to interest;
•The maximum net debt to Adjusted EBITDA ratio (“Leverage Ratio”); and
•The maximum gross secured debt to Adjusted EBITDA (“Secured Leverage Ratio”).

Significant financial covenants are as follows:

		Twelve months ended September 30	Twelve months ended December
Financial Covenant		2024	2023
FINANCIAL COVENANTS
Minimum interest coverage ratio (Adjusted EBITDA to interest)	>3.0:1.0	10.2 : 1	8.1 : 1
Maximum leverage ratio (net debt to Adjusted EBITDA)	<4.5:1.0	1.4 : 1	1.4 : 1
Maximum secured leverage ratio (gross secured debt to Adjusted EBITDA)	<2.0:1.0	0.2 : 1	0.1 : 1

Liquidity and Cash Flow
As at September 30, 2024, the Company had cash and cash equivalents of $132.6 million compared to $185.5 million as at December 31, 2023. The Company’s investment policy is to invest its surplus funds in permitted investments consisting of treasury bills, bonds, notes and other evidences of indebtedness of Canada, the U.S. or any of the Canadian provinces with a minimum credit rating of R-1 mid from DBRS or an equivalent rating from Standard & Poor’s or Moody’s and with maturities of 12 months or less at the original date of acquisition. In addition, the Company is permitted to invest in bankers’ acceptances and other evidences of indebtedness of certain financial institutions. All investments must have a maximum term to maturity of 12 months and the average term will generally range from 7 days to 90 days. As per the investment policy, the Company is not permitted to make investments in asset-backed commercial paper.
The Company's investments in marketable equity securities are exposed to various risk factors including currency risk, market price risk, and liquidity risk.
The Company’s liquidity is impacted by several factors which include, but are not limited to, gold and copper production, gold and copper market prices, capital expenditures, operating costs, interest rates and foreign exchange rates. These factors are monitored by the Company on a regular basis and will continue to be reviewed.
The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed interim consolidated statements of cash flows, are summarized in the following table for the three and nine months ended September 30, 2024 and September 30, 2023:
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
CASH FLOW INFORMATION
Cash generated from operations	127.9	100.1	283.2	217.0
Cash used by investing activities	(60.8)	(68.7)	(190.0)	(175.2)
Cash used by financing activities	(119.0)	(25.4)	(145.6)	(62.2)
Effect of exchange rate changes on cash and cash equivalents	0.1	(1.0)	(0.5)	(1.0)
Change in cash and cash equivalents	(51.8)	5.0	(52.9)	(21.4)
Operating Activities
The cash generated from operations is highly dependent on metal prices, including gold and copper, as well as other factors, including the Canadian/U.S. dollar exchange rate. For the three and nine months ended September 30, 2024, the increase in cash generated from operations was primarily due to higher revenue.
Investing Activities
Cash used in investing activities is primarily for the continued capital investment in the Company’s operating mines and development projects.

The following table summarizes the capital expenditures (mining interests per the unaudited condensed interim consolidated statement of cash flows) for the three and nine months ended September 30, 2024:

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2024	2023	2024	2023
CAPITAL EXPENDITURES BY SITE
Rainy River	31.9	32.0	101.3	96.1
New Afton	30.6	38.5	94.5	109.0
Other(i)	—	0.1	—	0.2
Capital expenditures	62.5	70.6	195.8	205.3
i.Other includes corporate balances
Financing Activities
For the nine months ended September 30, 2024, cash used in financing activities was $145.6 million. In May 2024, the Company completed a common share issuance for net proceeds of $164.6 million, a draw-down on its revolving Credit Facility for proceeds of $100.0 million, and completed a partial buy-back of its New Afton cash flow interest for total consideration of $257.5 million (inclusive of transaction costs of $2.5 million).
In July 2024, the Company made a payment of $42.6 million to Ontario Teachers as part of their minimum cash guarantee under the terms of the Original Agreement.
During the third quarter of 2024, the Company repaid $50.0 million under the Credit Facility, reducing the outstanding amount to $50.0 million as at September 30, 2024.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

The Company’s cash and cash equivalents balance as at September 30, 2024 of $132.6 million, together with $326.2 million available for drawdown under the Credit Facility as at September 30, 2024, provided the Company with $458.6 million of liquidity.
The Company continues to advance the C-Zone development at New Afton resulting in significant capital expenditures. Assuming the stability of prevailing commodity prices and exchange rates, and operations performing in accordance with mine plans, the Company believes it has adequate liquidity to implement its operational plan and will be able to repay future indebtedness from internally generated cash flow. Additionally, the Company has a strong liquidity position, which management expects to be more than adequate to fund its business objectives.
Commitments
The Company has entered into a number of contractual commitments for capital items relating to operations and development. At September 30, 2024, these commitments totaled $95.0 million, which are expected to become due over the next 12 months. This compares to commitments of $96.7 million as at December 31, 2023. Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.
Contingencies
In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. As at September 30, 2024, there were no contingent losses recorded.
Related Party Transactions
The Company did not enter into any reportable related party transactions during the three and nine months ended September 30, 2024.
Off-Balance Sheet Arrangements
The Company did not have any off-balance sheet arrangements during the three and nine months ended September 30, 2024.
Outstanding Shares
As at October 29, 2024, there were 790.9 million common shares of the Company issued and outstanding. The Company had 0.5 million stock options, 3.0 million deferred share units, and 6.1 million performance share units outstanding under its share option plan, exercisable for up to an additional 0.5 million common shares, 3.0 million common shares, and up to an additional 6.1 million common shares, respectively.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

NON-GAAP FINANCIAL PERFORMANCE MEASURES
The Company has included certain non-GAAP financial performance measures in this MD&A. These measures are not defined under IFRS and should not be considered in isolation. The Company has disclosed the following:
▪"Cash costs per gold ounce sold"
▪"Sustaining capital and sustaining leases",
▪"Growth capital"
▪"All-in sustaining costs per gold ounce sold" ("AISC")
▪"Adjusted net earnings (loss)", "adjusted net earnings (loss) per share", "adjusted tax expense (recovery)"
▪"Cash generated from operations, before changes in non-cash operating working capital"
▪"Free cash flow"
▪"Average realized price per gold ounce or copper pound sold"
▪"Open pit net mining costs per operating tonne mined"
▪"Underground net mining costs per operating tonne mined"
▪"Processing costs per tonne processed"
▪"G&A costs per tonne processed"

Cash Costs per Gold Ounce sold
"Cash costs per gold ounce sold" is a common non-GAAP financial performance measure used in the gold mining industry but does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold reports cash costs on a sales basis and not on a production basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, this measure, along with sales, is a key indicator of the Company’s ability to generate operating earnings and cash flow from its mining operations. This measure allows investors to better evaluate corporate performance and the Company's ability to generate liquidity through operating cash flow to fund future capital exploration and working capital needs.
This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of cash generated from operations under IFRS or operating costs presented under IFRS.
Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing and administration costs, royalties, and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product revenue. Cash costs are then divided by gold ounces sold to arrive at the cash costs per gold ounce sold.
The Company produces copper and silver as by-products of its gold production. The calculation of cash costs per gold ounce for Rainy River is net of by-product silver sales revenue, and the calculation of cash costs per gold ounce sold for New Afton is net of by-product copper and silver sales revenue. New Gold
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

notes that in connection with New Afton, the by-product revenue is sufficiently large to result in a negative cash costs on a single mine basis. Notwithstanding this by-product contribution, as a Company focused on gold production, New Gold aims to assess the economic results of its operations in relation to gold, which is the primary driver of New Gold’s business. New Gold believes this metric is of interest to its investors, who invest in the Company primarily as a gold mining Company. To determine the relevant costs associated with gold only, New Gold believes it is appropriate to reflect all operating costs, as well as any revenue related to metals other than gold that are extracted in its operations.
To provide additional information to investors, New Gold has also calculated New Afton's cash costs on a co-product basis, which removes the impact of copper sales that are produced as a by-product of gold production and apportions the cash costs to each metal produced by 30% gold, 70% copper, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless indicated otherwise, all cash costs information in this MD&A is net of by-product sales.
Sustaining Capital and Sustaining Lease
"Sustaining capital" and "sustaining lease" are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "sustaining capital" as net capital expenditures that are intended to maintain operation of its gold producing assets. Similarly, a "sustaining lease" is a lease payment that is sustaining in nature. To determine "sustaining capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. Management uses "sustaining capital" and "sustaining lease" to understand the aggregate net result of the drivers of all-in sustaining costs other than cash costs. These measures are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS.
Growth Capital
"Growth capital" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold considers non-sustaining capital costs to be “growth capital”, which are capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production. To determine "growth capital" expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are capital expenditures that are intended to maintain operation of its gold producing assets. Management uses "growth capital" to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production. This measure is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
All-in Sustaining Costs per Gold Ounce Sold
“All-in sustaining costs per gold ounce sold” or ("AISC") is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold calculates "all-in sustaining costs per gold ounce sold"
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

based on guidance announced by the World Gold Council (“WGC”) in September 2013. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures to provide visibility into the economics of a gold mining company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. New Gold believes that "all-in sustaining costs per gold ounce sold" provides further transparency into costs associated with producing gold and will assist analysts, investors, and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. In addition, the Human Resources and Compensation Committee of the Board of Directors uses "all-in sustaining costs", together with other measures, in its Company scorecard to set incentive compensation goals and assess performance.
"All-in sustaining costs per gold ounce sold" is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
New Gold defines all-in sustaining costs per gold ounce sold as the sum of cash costs, net capital expenditures that are sustaining in nature, corporate general and administrative costs, sustaining leases, capitalized and expensed exploration costs that are sustaining in nature, and environmental reclamation costs, all divided by the total gold ounces sold to arrive at a per ounce figure. To determine sustaining capital expenditures, New Gold uses cash flow related to mining interests from its unaudited condensed interim consolidated statement of cash flows and deducts any expenditures that are non-sustaining (growth). Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially benefit the operation are classified as growth and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially benefit the operation are classified as non-sustaining and are excluded.
Costs excluded from all-in sustaining costs per gold ounce sold are non-sustaining capital expenditures, non-sustaining lease payments and exploration costs, financing costs, tax expense, and transaction costs associated with mergers, acquisitions and divestitures, and any items that are deducted for the purposes of adjusted earnings.
To provide additional information to investors, the Company has also calculated all-in sustaining costs per gold ounce sold on a co-product basis for New Afton, which removes the impact of other metal sales that are produced as a by-product of gold production and apportions the all-in sustaining costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total gold ounces, or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. By including cash costs as a component of all-in sustaining costs, the measure deducts by-product revenue from gross cash costs.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Cash Costs per Gold Ounce Sold and All-in Sustaining Costs per Gold Ounce Sold Reconciliation Tables
The following tables reconcile each of the non-GAAP financial performance measures described above to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
CONSOLIDATED CASH COSTS AND AISC RECONCILIATION
Operating expenses	107.6	107.5	323.9	329.6
Treatment and refining charges on concentrate sales	4.1	4.7	14.1	13.7
By-product silver revenue	(5.0)	(3.3)	(13.7)	(10.0)
By-product copper revenue	(46.1)	(49.2)	(152.4)	(126.4)
Cash costs net of by-product revenue	60.6	59.8	172.0	206.9
Gold ounces sold	81,791	79,821	219,565	241,247
Cash costs per gold ounce sold (by-product basis)(1)	741	749	783	858
Sustaining capital expenditures(1)(4)(6)	19.8	35.6	77.2	97.5
Sustaining exploration - expensed(1)	0.1	0.3	0.3	0.7
Sustaining leases(1)	0.1	1.5	1.9	7.7
Corporate G&A including share-based compensation(5)	14.3	6.2	29.5	20.1
Reclamation expenses	2.9	3.1	8.3	9.3
Total all-in sustaining costs	97.8	106.4	289.1	342.1
Gold ounces sold	81,791	79,821	219,565	241,247
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,195	1,333	1,317	1,418

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
RAINY RIVER CASH COSTS AND AISC RECONCILIATION
Operating expenses	73.2	65.9	203.0	208.1
By-product silver revenue	(4.1)	(2.5)	(11.1)	(8.1)
Cash costs net of by-product revenue	69.1	63.4	191.9	200.0
Gold ounces sold	67,228	62,426	169,837	193,846
Cash costs per gold ounce sold (by-product basis)(1)	1,028	1,015	1,130	1,032
Sustaining capital expenditures(4)(6)	17.9	28.7	69.5	82.6
Sustaining leases(1)	—	1.3	1.0	7.2
Reclamation expenses	2.2	2.4	6.3	7.3
Total all-in sustaining costs	89.2	95.8	268.7	297.1
Gold ounces sold	67,228	62,426	169,837	193,846
All-in sustaining costs per gold ounce sold (by-product basis)(1)	1,327	1,535	1,582	1,532

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
NEW AFTON CASH COSTS AND AISC RECONCILIATION
Operating expenses	34.4	41.6	120.9	121.5
Treatment and refining charges on concentrate sales	4.1	4.7	14.1	13.7
By-product silver revenue	(0.8)	(0.7)	(2.6)	(1.9)
By-product copper revenue	(46.1)	(49.2)	(152.4)	(126.4)
Cash costs net of by-product revenue	(8.5)	(3.6)	(19.9)	6.9
Gold ounces sold	14,564	17,395	49,728	47,401
Cash costs per gold ounce sold (by-product basis)(1)	(583)	(206)	(401)	145
Sustaining capital expenditures(4)(6)	1.9	6.7	7.7	14.8
Sustaining leases(1)	—	0.1	0.5	0.1
Reclamation expenses	0.6	0.7	2.0	2.0
Total all-in sustaining costs	(5.9)	3.9	(9.7)	23.8
Gold ounces sold	14,564	17,395	49,728	47,401
All-in sustaining costs per gold ounce sold (by-product basis)(1)	(408)	223	(195)	502

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Three months ended September 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	10.3	24.1	34.4
Units of metal sold	14,564	11.0
Operating expenses ($/oz gold or lb copper sold, co-product)(9)	709	2.18
Treatment and refining charges on concentrate sales	1.2	2.9	4.1
By-product silver revenue	(0.3)	(0.6)	(0.8)
Cash costs (co-product)(9)	11.3	26.4	37.6
Cash costs per gold ounce sold or lb copper sold (co-product)(9)	775	2.39
Sustaining capital expenditures(4)(6)(i)	0.6	1.4	1.9
Sustaining leases(1)	—	—	—
Reclamation expenses	0.2	0.4	0.6
All-in sustaining costs (co-product)(9)	12.1	28.1	40.2
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(9)	828	2.55
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Three months ended September 30, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	12.5	29.1	41.6
Units of metal sold	17,395	13.0
Operating expenses ($/oz gold or lb copper sold, co-product)(9)	718	2.24
Treatment and refining charges on concentrate sales	1.4	3.3	4.7
By-product silver revenue	(0.2)	(0.5)	(0.7)
Cash costs (co-product)(9)	13.7	31.9	45.6
Cash costs per gold ounce sold or lb copper sold (co-product)(9)	786	2.46
Sustaining capital expenditures(4)(6)(i)	2.0	4.7	6.7
Reclamation expenses	0.2	0.5	0.7
All-in sustaining costs (co-product)(9)	15.9	37.1	53.0
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(9)	915	2.86
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Nine months ended September 30, 2024
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	36.3	84.7	120.9
Units of metal sold	49,728	36.4
Operating expenses ($/oz gold or lb copper sold, co-product)(9)	730	2.33
Treatment and refining charges on concentrate sales	4.2	9.9	14.1
By-product silver revenue	(0.8)	(1.8)	(2.6)
Cash costs (co-product)(9)	39.7	92.7	132.4
Cash costs per gold ounce sold or lb copper sold (co-product)(9)	799	2.55
Sustaining capital expenditures(4)(6)(i)	2.3	5.4	7.7
Sustaining leases(1)	0.1	0.3	0.4
Reclamation expenses	0.6	1.4	2.0
All-in sustaining costs (co-product)(9)	42.8	99.8	142.6
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(9)	861	2.74
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

Nine months ended September 30, 2023
(in millions of U.S. dollars, except where noted)	Gold	Copper	Total
NEW AFTON CASH COSTS AND AISC RECONCILIATION (ON A CO-PRODUCT BASIS)
Operating expenses	36.5	85.1	121.5
Units of metal sold	47,401	32.5
Operating expenses ($/oz gold or lb copper sold, co-product)(9)	769	2.61
Treatment and refining charges on concentrate sales	4.1	9.6	13.7
By-product silver revenue	(0.6)	(1.3)	(1.9)
Cash costs (co-product)(9)	40.0	93.3	133.3
Cash costs per gold ounce sold or lb copper sold (co-product)(9)	844	2.87
Sustaining capital expenditures(4)(6)(i)	4.4	10.4	14.8
Reclamation expenses	0.6	1.4	2.0
All-in sustaining costs (co-product)(9)	45.1	105.2	150.2
All-in sustaining costs per gold ounce sold or lb copper sold (co-product)(9)	951	3.23
(i) Apportioned to each metal produced on a percentage of activity basis. For the above reconciliation table, 30% of operating costs were attributed to gold production and 70% of operating costs were attributed to copper production.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Sustaining Capital Expenditures Reconciliation Table

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
TOTAL SUSTAINING CAPITAL EXPENDITURES
Mining interests per unaudited condensed interim consolidated statement of cash flows	62.5	70.6	195.8	205.3
New Afton growth capital expenditures(7)	(28.7)	(31.7)	(86.8)	(94.3)
Rainy River growth capital expenditures(7)	(14.0)	(3.3)	(31.8)	(13.5)
Sustaining capital expenditures(4)(6)	19.8	35.6	77.2	97.5

Adjusted Net Earnings and Adjusted Net Earnings per Share
“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures that do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. "Adjusted net earnings" and "adjusted net earnings per share" exclude “other gains and losses” as per Note 3 of the Company’s unaudited condensed interim consolidated financial statements.

Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other gains and losses” on the unaudited condensed interim consolidated income statements. Key entries in this grouping are: fair value changes for the Rainy River gold stream obligation, fair value changes and gain on the disposal of the New Afton free cash flow interest obligation, foreign exchange gains/loss and fair value changes in investments. The income tax adjustments reflect the tax impact of the above adjustments and is referred to as "adjusted tax expense".
The Company uses "adjusted net earnings" for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of "adjusted net earnings". Consequently, the presentation of "adjusted net earnings" enables investors to better understand the underlying operating performance of the Company's core mining business through the eyes of management. Management periodically evaluates the components of "adjusted net earnings" based on an internal assessment of performance measures that are useful for evaluating the operating performance of New Gold's business and a review of the non-GAAP financial performance measures used by mining industry analysts and other mining companies. "Adjusted net earnings" and "adjusted net earnings per share" are intended to provide additional information only and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles these non-GAAP financial performance measures to the most directly comparable IFRS measures.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
ADJUSTED NET EARNINGS (LOSS) RECONCILIATION
Income (loss) before taxes	36.1	4.9	18.6	(28.4)
Other losses(8)	29.1	20.3	84.6	84.6
Adjusted net earnings before taxes	65.2	25.2	103.2	56.2
Income tax recovery (expense)	1.8	(7.6)	28.9	(8.7)
Income tax adjustments	(2.7)	5.5	(37.8)	5.6
Adjusted income tax expense (1)	(0.9)	(2.1)	(8.9)	(3.1)
Adjusted net earnings	64.3	23.1	94.3	53.1
Adjusted net earnings per share (basic and diluted)	0.08	0.03	0.13	0.08
Cash Generated from Operations, before Changes in Non-Cash Operating Working Capital
“Cash generated from operations, before changes in non-cash operating working capital” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. "Cash generated from operations, before changes in non-cash operating working capital" excludes changes in non-cash operating working capital. New Gold believes this non-GAAP financial measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company’s ability to generate cash from its operations before temporary working capital changes.

Cash generated from operations, before non-cash changes in working capital is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP financial performance measure to the most directly comparable IFRS measure.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars)	2024	2023	2024	2023
CASH RECONCILIATION
Cash generated from operations	127.9	100.1	283.2	217.0
Change in non-cash operating working capital	(7.9)	(12.4)	(0.1)	11.5
Cash generated from operations, before changes in non-cash operating working capital	120.0	87.7	283.1	228.5
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Free Cash Flow
“Free cash flow” is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. New Gold defines "free cash flow" as cash generated from operations and proceeds of sale of other assets less capital expenditures on mining interests, lease payments, and settlement of non-current derivative financial liabilities which include the Rainy River gold stream obligation and the New Afton free cash flow interest obligation. New Gold believes this non-GAAP financial performance measure provides further transparency and assists analysts, investors and other stakeholders of the Company in assessing the Company's ability to generate cash flow from current operations. "Free cash flow" is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

Three months ended September 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	84.0	49.9	(6.0)	127.9
Less: Mining interest capital expenditures	(32.0)	(30.6)	—	(62.6)
Add Proceeds of sale from other assets	—	—	—	—
Less: Lease payments	—	—	(0.1)	(0.1)
Less: Cash settlement of non-current derivative financial liabilities	(8.2)	—	—	(8.2)
Free Cash Flow	43.8	19.3	(6.1)	57.0

Three months ended September 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	54.7	43.5	1.8	100.1
Less: Mining interest capital expenditures	(32.0)	(38.4)	(0.1)	(70.5)
Add Proceeds of sale from other assets	—	—	—	—
Less: Lease payments	(1.3)	—	(0.1)	(1.4)
Less: Cash settlement of non-current derivative financial liabilities	(6.6)	—	—	(6.6)
Free Cash Flow	14.8	5.1	1.6	21.6

Nine months ended September 30, 2024
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	178.4	125.6	(20.8)	283.2
Less: Mining interest capital expenditures	(101.3)	(94.5)	—	(195.8)
Add Proceeds of sale from other assets	—	0.2	—	0.2
Less: Lease payments	(0.9)	(0.5)	(0.5)	(1.9)
Less: Cash settlement of non-current derivative financial liabilities	(22.9)	—	—	(22.9)
Free Cash Flow	53.3	30.8	(21.3)	62.8

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

Nine months ended September 30, 2023
(in millions of U.S. dollars)	Rainy River	New Afton	Other	Total
FREE CASH FLOW RECONCILIATION
Cash generated from (used by) operations	156.0	76.0	(15.0)	217.0
Less: Mining interest capital expenditures	(96.1)	(109.1)	(0.1)	(205.3)
Add Proceeds of sale from other assets	0.1	—	—	0.1
Less: Lease payments	(7.2)	(0.1)	(0.4)	(7.7)
Less: Cash settlement of non-current derivative financial liabilities	(21.4)	—	—	(21.4)
Free Cash Flow	31.4	(33.2)	(15.5)	(17.3)

Average Realized Price
"Average realized price per gold ounce or per copper pound sold" is a non-GAAP financial performance measure that does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Management uses this measure to better understand the price realized for gold sales in each reporting period. “Average realized price per ounce of gold sold or copper pound sold” is intended to provide additional information only and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile this non-GAAP financial performance measure to the most directly comparable IFRS measure on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
TOTAL AVERAGE REALIZED PRICE
Revenue from gold sales	203.3	151.7	504.3	458.9
Treatment and refining charges on gold concentrate sales	1.8	1.9	6.0	5.8
Gross revenue from gold sales	205.1	153.6	510.3	464.7
Gold ounces sold	81,791	79,821	219,565	241,247
Total average realized price per gold ounce sold ($/ounce)	2,507	1,924	2,324	1,926

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
RAINY RIVER AVERAGE REALIZED PRICE
Revenue from gold sales	168.1	120.0	394.5	372.3
Gold ounces sold	67,228	62,426	169,837	193,846
Rainy River average realized price per gold ounce sold ($/ounce)	2,501	1,921	2,323	1,920
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
NEW AFTON AVERAGE REALIZED PRICE
Revenue from gold sales	35.1	31.7	109.8	86.6
Treatment and refining charges on gold concentrate sales	1.8	1.9	6.0	5.7
Gross revenue from gold sales	36.9	33.6	115.8	92.3
Gold ounces sold	14,564	17,395	49,728	47,401
New Afton average realized price per gold ounce sold ($/ounce)	2,536	1,932	2,330	1,948

Open Pit Net Mining Costs per Operating Tonne Mined, Underground Net Mining Costs per Operating Tonne Mined, Processing Costs per Tonne Processed and G&A Cost per Tonne Processed
“Open pit net mining costs per operating tonne mined,” “underground net mining costs per operating tonne mined,” “processing costs per tonne processed” and “G&A cost per tonne processed” are non-GAAP financial performance measures with no standard meaning under IFRS. "Open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed" and "G&A costs per tonne" are defined as operating expenses less change in inventories, selling costs, royalties and other non production costs, as these costs are not directly related to tonnes mined or milled, and then dividing the residual respective mining, processing or G&A costs by tonnage of ore mined or processed. New Gold believes these non-GAAP financial performance measures provide further transparency and assist analysts, investors and other stakeholders of the Company in assessing the performance of mining operations by eliminating the impact of varying production levels. These measures do not have standardized meanings under IFRS and may not be comparable to similar measures presented by other mining companies. They should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measures on an aggregate and mine-by-mine basis.

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
RAINY RIVER COST PER TONNE
Operating expenses	73.2	65.9	203.0	208.1
Change in inventory, selling costs and royalties and other	(5.5)	(5.6)	(19.7)	(19.6)
Production costs	67.7	60.4	183.3	188.5
Open pit mining costs	33.5	25.2	84.6	84.3
Processing costs	24.4	25.6	69.0	76.9
Site G&A costs	9.8	9.6	29.7	27.3
Ore and operating waste tonnes mined (thousands of tonnes)	7,034	7,412	19,954	24,850
Ore processed (thousands of tonnes)	2,257	2,328	6,906	6,460
Open pit net mining costs per operating tonne mined ($/tonne)	4.76	3.40	4.24	3.39
Processing costs per tonne processed ($/tonne)	10.80	11.01	9.99	11.91
G&A costs per tonne processed ($/tonne)	4.35	4.11	4.30	4.22

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except where noted)	2024	2023	2024	2023
NEW AFTON COST PER TONNE
Operating expenses	34.4	41.6	120.9	121.5
Change in inventory, ore purchase costs, selling costs and royalties and other	1.2	(7.4)	(5.2)	(13.0)
Production costs	35.7	34.3	115.7	108.6
Mining costs	13.8	14.6	50.8	49.9
Processing costs	15.7	14.7	47.9	43.9
Site G&A costs	6.2	4.9	17.0	14.7
Ore and operating waste tonnes mined (thousands of tonnes)	881	758	2,779	2,225
Ore processed (thousands of tonnes)	1,046	806	2,992	2,303
Underground net mining costs per operating tonne mined ($/tonne)	15.64	19.30	18.29	22.44
Processing costs per tonne processed ($/tonne)	14.97	18.20	16.01	19.08
G&A cost per tonne processed ($/tonne)	5.94	6.14	5.69	6.38
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

ENTERPRISE RISK MANAGEMENT AND RISK FACTORS
The Company is subject to various financial and other risks that could materially adversely affect the Company’s future business, operations and financial condition. For a comprehensive discussion of these and other risks facing the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Annual Information Form and the section entitled “Enterprise Risk Management” in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023, both of which are filed on SEDAR+ at www.sedarplus.ca. There were no significant changes to those risks or to the Company’s management of exposure to those risks for the three months ended September 30, 2024.
CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the Company’s unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the future events that affect the amounts reported in the unaudited condensed interim consolidated financial statements and related notes to the financial statements. Estimates and assumptions are continually evaluated and are based on management’s experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The areas which require management to make significant judgments, estimates and assumptions in determining carrying values are described in Note 3 of the Company’s audited consolidated financial statements for the year ended December 31, 2023 and Note 2 of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2024.
ACCOUNTING POLICIES
The Company's material accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2023 and have been consistently applied, except as noted in Note 2 of the unaudited condensed interim consolidated financial statements.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, under the supervision of its President and Chief Executive Officer and its Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) and in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as of December 31, 2023. Based on that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
New Gold’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

reporting. Internal controls over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. New Gold’s management assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 based on the Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission and has concluded that New Gold’s internal controls over financial reporting are effective as of December 31, 2023.
The effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2023.
Limitations of Controls and Procedures
The Company’s management, including its President and Chief Executive Officer and its Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Due to the inherent limitations of all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and/or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

ENDNOTES
1."Cash costs per gold ounce sold", "all-in sustaining costs per gold ounce sold" (or "AISC"), "adjusted net earnings/(loss)", "adjusted tax expense", "sustaining capital and sustaining leases”, “growth capital”, “average realized gold/copper price per ounce/pound”,"cash generated from operations before changes in non-cash operating working capital", "free cash flow" "open pit net mining costs per operating tonne mined", "underground net mining costs per operating tonne mined", "processing costs per tonne processed", and "G&A costs per tonne processed" are all non-GAAP financial performance measures that are used in this MD&A. These measures do not have any standardized meaning under IFRS, as issued by the IASB, and therefore may not be comparable to similar measures presented by other issuers. For more information about these measures, why they are used by the Company, and a reconciliation to the most directly comparable measure under IFRS, see the “Non-GAAP Financial Performance Measures" section of this MD&A starting on page 27.
2.Production is shown on a total contained basis while sales are shown on a net payable basis, including final product inventory and smelter payable adjustments, where applicable.
3.A detailed discussion of production is included in the “Review of Operating Mines” section of this MD&A.
4.See “Sustaining Capital Expenditures Reconciliation Table” for a reconciliation of sustaining capital expenditures to mining interests per the unaudited condensed interim consolidated statement of cash flows.
5.Includes the sum of corporate administration costs and share-based payment expense per the unaudited condensed interim income statement, net of any non-cash depreciation within those figures.
6.Sustaining capital expenditures are net of proceeds from disposal of assets.
7.Growth capital expenditures at New Afton in the current period and prior-year period relate to project advancement for the C-Zone. Growth capital expenditures at Rainy River in the current and prior period relate to underground development.
8.Please refer to Note 3 of the Company’s unaudited condensed consolidated interim financial statements for a detailed breakdown of other (losses) and gains.
9.These are supplementary financial measures which are calculated as follows: "Revenue gold ($/ounce)" and "Revenue copper ($/pound)" is total gold revenue divided by total gold ounces sold and total copper revenue divided by copper pounds sold, respectively, "Operating expenses ($/oz gold, co-product)" is total operating expenses apportioned to gold based on a percentage of activity basis divided by total gold ounces sold, "Operating expenses ($/lb copper, co-product)" is total operating expenses apportioned to copper based on a percentage of activity basis divided by total copper pounds sold; "Depreciation and depletion ($/oz gold)" is depreciation and depletion expenses divided by total gold ounces sold.
10. Key performance indicator data for the three and nine months ended September 30, 2024 is exclusive of ounces from ore purchase agreements for New Afton. The New Afton Mine purchases small amounts of ore from local operations, subject to certain grade and other criteria. These ounces
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

represented approximately 1% of total gold ounces produced using New Afton’s excess mill capacity. All other ounces are mined and produced at New Afton.

11. Total Recordable Injury Frequency Rate (TRIFR) is calculated as recorded incidents × 200,000 / total number of hours worked

CAUTIONARY NOTES
Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources
Disclosure regarding Mineral Reserve and Mineral Resource estimates included in this MD&A was prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Cautionary Note Regarding Forward-Looking Statements
Certain information contained in this MD&A, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this MD&A, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this MD&A include, among others, those in the sections "Sustainability and ESG", "Outlook for 2024" and "Key Performance Drivers - Economic Outlook" as well as statements with respect to: the Company’s expectations and guidance with respect to production, operational estimates, capital investment estimates and exploration expense estimates on a mine-by-mine and consolidated basis, and the factors and timing contributing to those expectations; successfully achieving high-capacity, low-cost, low-emission ore transportation for the life-of-mine at C-Zone; successfully achieving the expected immediate positive impacts on unit operating costs, production and processing rates resulting from achieving the noted C-Zone milestones; successfully achieving processing rates of more than 14,500 tonnes per day by 2026 at New Afton; expectations regarding UG Main being an important source of higher-grade production in the coming years; successfully commencing stoping in the first half of 2025 for the UG Main project and ramping up underground production rate to approximately 5,500 tonnes per day by 2027; accuracy of expectations regarding the exploration upside and potential for promising opportunities for a new high-
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

grade mining area at New Afton; the current and future financial performance of the Company being closely related to the prevailing price of gold; expectations regarding exploration results having a positive impact on Rainy River’s mineral resource estimate at year-end and successfully forming the basis of additional exploration opportunities in the coming years; planned activities in 2024 and future years at the Rainy River Mine and New Afton Mine, including planned development and exploration activities, and projected accuracy of timing and related expenses; the continuation of prevailing commodity prices and exchange rates, and the continuation of operations performing in accordance with mine plans; anticipated factors impacting the Company’s liquidity and the continued review thereof; the Company’s ability to implement its near-term operational plan and to repay future indebtedness; planned continued advancement of C-Zone development at New Afton and the significant capital expenditures expected to result therefrom; the Company’s expectations regarding its liquidity position and its ability to fund its business objectives; the anticipated timing with respect to the Company’s contractual commitments becoming due; the sufficiency of the Company’s financial performance measures in evaluating the underlying performance of the Company; expectations that foreign exchange forward contracts will continue into 2024; expectations regarding the management and mitigation of risk factors and the possible impacts on the Company; and the Company’s continued focus on the health, safety and well-being of its people.

All forward-looking statements in this MD&A are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this MD&A, its most recent Annual Information Form and NI 43-101 Technical Reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this MD&A are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company’s supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, silver and copper expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during the applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD

factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information
All scientific and technical information in this MD&A has been reviewed and approved by Yohann Bouchard, Executive Vice President and Chief Operating Officer of New Gold. Mr. Bouchard is a Professional Engineer and a member of the Professional Engineers of Ontario. Mr. Bouchard is a "Qualified Person" for the purposes of NI 43-101.
    WWW.NEWGOLD.COM TSX:NGD NYSE :NGD